January 6, 20111

United States Securities and Exchange
Commission
100 F Street NE
Washington, DC 20549

Attn:  John Dana Brown
          Attorney-Advisor

                      RE:  Wilder Filing, Inc.
         Amendment No. 2 to Form 10
         Filed November 12, 2010
         File No. 000-53876

Dear Mr. Brown:

We are in receipt of your letter dated November 29, 2010 and would like to respond as follows:

General

1.	We have revised our MD&A to include disclosure regarding the meaning of our S corporation status and its impact on the company and its stockholders;

2.	We have added disclosure regarding the termination of our S corporation status.

Business, page 3

3.   We have revised the Business section to discuss the effect that interactive data requirements will have on our business.

Management’s Discussion and Analysis of Financial Condition, page 8

4.  We have revised to discuss expected sources of capital in greater detail.  At this point, we do not know the expected funds needed for each potential use.

Executive Compensation, page 11

5.
We have revised footnote one on page 11 to further explain the compensation related to S corporation distributions.  The distributions reported for each officer were based on work related to the company, and not the proportion of beneficial ownership.

Market Price of and Dividends on the Registrant’s Common equity and Related Stockholder Matters, page 13.

6.	We added disclosure to clarify.

Note 2(h) – Income Taxes, page F1-8

7.	We have added disclosure to Notes 2 and 4 of the December 31, 2009 financial statements to comply with your comments.

Other

8.	We have updated the financial statements to comply with Rule 8-08 of Regulation S-X.

Thank you.

Very truly yours,

Joel Schonfeld